EXHIBIT 3.1

AMENDMENT TO AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF ICT GROUP, INC.

Article 5 of the Amended and Restated Articles of Incorporation of the Corporation is amended to read in its entirety as follows:

“5.	The aggregate number of shares which the corporation shall have authority to issue is Forty Five Million (45,000,000) of which Forty Million (40,000,000) shares of the par value of $.01 per share shall be Common Stock and Five Million (5,000,000) shares of the par value of $.01 per share shall be Preferred Stock. Any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares to the extent determined by the Board of Directors, except that any shares represented by a certificate that are issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the corporation. The Board of Directors may authorize the issuance from time to time of Preferred Stock in one or more series and with designations, preferences, qualifications, limitations, restrictions and special or relative rights (which may differ with respect to each series) as the Board may fix by resolution. Without limiting the foregoing, the Board of Directors is authorized to fix with respect to each series:

(a)	the number of shares which shall constitute the series and the name of the series;

(b)	the rate and times at which, and the preferences and conditions under which, dividends shall be payable on shares of the series, and the status of such dividends as cumulative or non-cumulative and as participating or non-participating;

(c)	the prices, times and terms, if any, at or upon which shares of the series shall be subject to redemption;

(d)	the rights, if any, of holders of shares of the series to convert such shares into, or to exchange such shares for, shares of any other class of stock of the corporation;

(e)	the rights and preferences, if any, of the holders of shares of the series upon any liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the corporation;

(f)	the limitations, if any, applicable while such series is outstanding, on the payment of dividends or making of distributions on, or the acquisition of, the common stock of any other class of stock which does not rank senior to the shares of the series; and

(g)	the voting rights, if any, to be provided for shares of the series.”;